Exhibit 99.1
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[VIVENDI UNIVERSAL LOGO]                         PRESS RELEASE



                                                         Paris, December 19 2000



SEAGRAM'S SPIRITS AND WINES BUSINESS SOLD TO DIAGEO AND PERNOD RICARD


Vivendi Universal has entered into an agreement for the sale of Seagram's spirits and wine business to Diageo and Pernod Ricard for $8,150 billion, subject to regulatory approvals.

Net proceeds after taxes are expected to be approximately $7.7 billion. This is $1.3 billion over and above the objective Vivendi Universal had set to wipe out Seagram's net debt of $6.4 billion (as of September 30, 2000), excluding ACES (Adjustable Conversion-rate Equity Security units) of which the dilutive impact had already been taken into account.

On a January 1, 2001, PRO FORMA basis, Vivendi Universal will be free of debt in its communications businesses, yet it will have a free cash flow of more than 2 billion euros for the two coming years and the capacity to sell certain assets, such as its stake in BskyB.

Seagram's spirits and wines business generated revenues of $5.1 billion in fiscal 2000. It has global responsibility for all production, brand management and marketing, sales and distribution of Seagram beverage alcohol brands throughout more than 190 countries and territories. The portfolio includes Chivas Regal, Royal Salute and The Glenlivet Scotch Whiskies, Crown Royal and Seagram's V.O. Canadian Whiskies, Captain Morgan Rum, Seagram's 7 Crown American Blended Whiskey, Don Julio Tequila, Martell Cognacs, Seagram's Extra Dry Gin and Sterling Vineyards Wines. The group distributes ABSOLUT VODKA, owned by V&S Vin & Sprit AB, and Mumm and Perrier-Jouet Champagnes in the U.S. and major international markets.

  Important disclaimer
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenue; inability to establish and maintain relationships with commerce, advertising, marketing, technology, and content providers. Vivendi Universal does not undertake any obligation to provide updates or to revise any forward-looking statements. Investors and security holders are urged to read documents filed with the SEC by Vivendi Universal because they contain important informations. All these documents may be obtained at www.sec.gov or directly from Vivendi Universal.